Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 1, 2007
Relating to Preliminary Prospectus dated April 17, 2007
Registration No. 333-140501

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 17, 2007 relating to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-140501) relating to these securities. The most recent Registration Statement can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1385830/000119312507091925/ds1a.htm. The following information supplements and updates the information contained in the preliminary prospectus.

Common stock offered by us:	4,000,000 shares (excluding option to purchase up to 600,000 additional shares to cover over-allotments)

Common stock to be outstanding after this offering:	12,487,898 shares.

Initial public offering price per share:	$11.00 per share. This represents a price per share below the price range of $13.00 to $15.00 indicated in the preliminary prospectus dated April 17, 2007 relating to these securities.

Potential purchases by existing stockholders:

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately 300,000 shares of our common stock in this offering at the public offering price. At the initial public offering price of $11.00 per share, these stockholders would purchase up to approximately $3.3 million of our common stock in this offering. However, because indications of interest are not binding agreements or commitments to purchase, our underwriters may determine not to sell shares in this offering to our existing stockholders, or our stockholders may decide not to purchase shares in this offering.

Net proceeds to us:

Approximately $38.6 million (or $44.8 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Use of proceeds:

The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an initial offering price of $14.00 per share.

We intend to use approximately $35.0 million of the net proceeds from this offering to fund research and development activities, including approximately $25.0 million for the completion of our planned clinical and regulatory program for NGX-4010 in PHN and HIV-DSP, $8.0 million for clinical development of NGX-4010 in PDN through at least one Phase 3 trial and $2.0 million for development of our new product candidate NGX-1998, our opioid analgesic, into a Phase 2 trial and for pre-clinical research of other potential product candidates. We anticipate using the remaining proceeds of this offering to fund general and administrative activities.

We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain rights to such complementary technologies. We have no commitments with respect to any such acquisitions or investments.

Pro forma as adjusted balance sheet data:

Based on an offering price of $11.00 per share, as of December 31, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $52.5 million and, working capital would have been approximately $46.7 million, total assets would have been approximately $53.4 million, and total stockholders’ equity would have been approximately $40.3 million.

Pro forma as adjusted capitalization:

Based on an offering price of $11.00 per share, as of December 31, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $167.8 million, total stockholders’ equity would have been approximately $40.3 million and total capitalization would have been approximately $49.4 million.

Dilution:

Based on an offering price of $11.00 per share, our pro forma as adjusted net tangible book value after this offering would have been $40.3 million, or $3.30 per share, as of December 31, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.10 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $7.70 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 32.8% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 33.6% of the total consideration paid for our common stock.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 866-718-1649 or you may e-mail a request to prospectus@morganstanley.com.

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